                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


               Burlington Resources Coal Seam Gas Royalty Trust
               ------------------------------------------------
                               (Name of Issuer)

                         Units of Beneficial Interest
                         ----------------------------
                        (Title of Class of Securities)

                                  122016 10 8
                                  -----------
                                (CUSIP Number)

                                James F. Stutts
                      Vice President and General Counsel
                            Dominion Resources, Inc
                              100 Tredegar Street
                              Richmond, VA 23219
                                (804) 819-2000
  ---------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                               January 19, 1999
                               ----------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  ---------------------
  CUSIP NO. 122016 10 8               13D
  ---------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Dominion Resources, Inc.
      54-1229715

--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) [X]
                                                            (b) [_]

--------------------------------------------------------------------------------
  3   SEC USE ONLY


--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                            [_]

--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Virginia

--------------------------------------------------------------------------------
  7   SOLE VOTING POWER

             0
      NUMBER OF SHARES
--------------------------------------------------------------------------------

8    SHARED VOTING POWER
     BENEFICIALLY
          5,867,968
     OWNED BY
------------------------------------------------------------------------------
9    SOLE DISPOSITIVE POWER

     REPORTING             0

     PERSON
------------------------------------------------------------------------------
10   SHARED DISPOSITIVE POWER

            5,867,968
------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            5,867,968

------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                [_]

------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

            66.68%

------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

            CO

------------------------------------------------------------------------------

  ---------------------
  CUSIP NO. 122016 10 8               13D
  ---------------------

------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Dominion Energy, Inc.


------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) [X]
                                                            (b) [_]

------------------------------------------------------------------------------
3    SEC USE ONLY


------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

         WC
------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                            [_]


------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Virginia

------------------------------------------------------------------------------
7    SOLE VOTING POWER

         0
     NUMBER OF
      SHARES
------------------------------------------------------------------------------

8    SHARED VOTING POWER
     BENEFICIALLY
           5,867,968
     OWNED BY
------------------------------------------------------------------------------
9    SOLE DISPOSITIVE POWER

     REPORTING             0

     PERSON
------------------------------------------------------------------------------
10   SHARED DISPOSITIVE POWER

           5,867,968
------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           5,867,968

------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                            [_]

------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     66.68%

------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO

------------------------------------------------------------------------------

  ---------------------
  CUSIP NO. 122016 10 8               13D
  ---------------------

------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Dominion San Juan, Inc.


------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) [X]
                                                            (b) [_]

------------------------------------------------------------------------------
3    SEC USE ONLY


------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

          WC
------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                            [_]


------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Virginia

------------------------------------------------------------------------------
7    SOLE VOTING POWER

            0
     NUMBER OF SHARES
------------------------------------------------------------------------------

8    SHARED VOTING POWER
     BENEFICIALLY
          5,867,968
     OWNED BY
------------------------------------------------------------------------------
9    SOLE DISPOSITIVE POWER

     REPORTING             0

     PERSON
------------------------------------------------------------------------------
10   SHARED DISPOSITIVE POWER

      5,867,968
------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,867,968

------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                            [_]

------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      66.68%

------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

      CO

------------------------------------------------------------------------------

  ---------------------
  CUSIP NO. 122016 10 8               13D
  ---------------------

------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      San Juan Partners, L.L.C..
      54-3480682

------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) [X]
                                                            (b) [_]

------------------------------------------------------------------------------
3    SEC USE ONLY


------------------------------------------------------------------------------
4    SOURCE OF FUNDS*


------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                            [_]


------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Texas

------------------------------------------------------------------------------
7    SOLE VOTING POWER

         0
     NUMBER OF
      SHARES
------------------------------------------------------------------------------

8    SHARED VOTING POWER
     BENEFICIALLY
      5,867,968
     OWNED BY
------------------------------------------------------------------------------
9    SOLE DISPOSITIVE POWER

     REPORTING             0

     PERSON
------------------------------------------------------------------------------
10   SHARED DISPOSITIVE POWER

      5,867,968
------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,867,968

------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                            [_]

------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      66.68%

------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

      OO

------------------------------------------------------------------------------

     This Schedule 13D is filed in connection with the acquisition of San Juan Partners, L.L.C., a Texas limited liability company ("SJPLLC") by Dominion Energy, Inc. ("Dominion Energy"), a Virginia corporation on January 19, 1999. Dominion Energy is a wholly owned subsidiary of Dominion Resources, Inc., a Virginia corporation. Immediately following the acquisition, Dominion Energy contributed its membership interests in SJPLLC to Dominion San Juan, Inc. ("Dominion San Juan"), a wholly-owned subsidiary of Dominion Energy. Dominion San Juan is the sole member/manager of SJPLLC.

     Dominion Energy acquired SJPLLC through execution of a Purchase Agreement dated January 19, 1999 between Dominion Energy and the former members of SJPLLC:
EnCap Energy Capital Fund III, L.P., a Texas limited partnership ("EnCap Energy"), EnCap Energy Acquisition III-B, Inc., a Texas corporation ("EnCap B"), ECIC Corporation, a Texas corporation ("ECIC"), BOCP Energy Partners, L.P., a Texas limited partnership ("BOCP"), First Union Investors, Inc., a North Carolina corporation ("First Union Investors"), Andover Group, Inc., a Texas corporation ("Andover"), Charles T. McCord III, O'Sullivan Oil & Gas Company, Inc., a Texas corporation ("O'Sullivan Oil"), Christopher P. Scully, Scott W. Smith Funding, L.L.C., a Texas limited liability company ("Smith Funding"), and John V. Whiting (EnCap Energy, EnCap B, ECIC, BOCP, First Union Investors, Andover, McCord, O'Sullivan Oil, Scully, Smith Funding and Whiting collectively referred to herein as "Sellers").

     The assets of SJPLLC include, among other things, beneficial ownership of 5,867,968 units of Burlington Resources Coal Seam Gas Royalty Trust ("Trust Units") of which 5,702,968 are owned directly by SJPLLC. SJPLLC holds a voting proxy for 165,000 Trust Units.


Item 1.   Security and Issuer

     This Schedule 13D relates to units of beneficial interest of the Burlington Resources Coal Seam Gas Royalty Trust (the "Royalty Trust"). The Royalty Trust is administered by NationsBank of Texas, N.A. whose address is 910 Main Street, Suite 1700, Dallas, Texas 75202 Attention, Ron Hooper.

Item 2.   Identity and Background


     (a) SJPLLC

     SJPLLC is a Texas limited liability company formed in 1997. Its principal business is the ownership of coal seam gas working interests in the San Juan Basin of New Mexico and the ownership of the Trust Units. Its business address, pending confirmation of address change, is 901 East Byrd Street, 15/th/ Floor, Richmond, Virginia 23219. The sole member/manager of SJPLLC is Dominion San Juan.

     During the last five years, neither SJPLLC nor, to the best of its knowledge, any of the persons listed on Appendix A (the officers and directors of Dominion San Juan, the sole member/manager of SJPLLC) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     To the best knowledge of SJPLLC, except as otherwise indicated in Appendix A, each of the persons listed in Appendix A is a citizen of the United States of America.

     (b)  Dominion San Juan

     Dominion San Juan's principal business is acting as the sole member/manager of SJPLLC. The address of Dominion San Juan's principal business and the address of its principal office are 901 East Byrd Street, 15/th/ Floor, Richmond, Virginia 23219.

     The present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of each executive officer and director of Dominion San Juan are set forth in Appendix A.

     During the last five years, neither Dominion San Juan nor, to the best of its knowledge, any of the persons listed in Appendix A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (c)  Dominion Energy

     Dominion Energy is the independent power and natural gas subsidiary of Dominion Resources. The address of Dominion Energy's principal business and the address of its principal office are 901 East Byrd Street, 15/th/ Floor, Richmond, Virginia 23219.

     The present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of each executive officer and director of Dominion Energy are set forth in Appendix B.

     During the last five years, neither Dominion Energy nor, to the best of its knowledge, any of the persons listed in Appendix B has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     To the best knowledge of Dominion Energy, except as otherwise indicated in Appendix B, each of the persons listed in Appendix B is a citizen of the United States of
America.

     (d) Dominion Resources.

     Dominion Resources is an electric power, natural gas and financial services holding company with utility and non-utility subsidiaries. The address of Dominion Resources's principal business and the address of its principal office are 120 Tredegar Street, Richmond, Virginia 23219.

     The present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of each executive officer and director of Dominion Resources are set forth in Appendix C.

     During the last five years, neither Dominion Resources nor, to the best of its knowledge, any of the persons listed in Appendix C has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     To the best knowledge of Dominion Resources, except as otherwise indicated in Appendix C, each of the person listed in Appendix C is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

     Dominion Energy did not assign a value directly to the Trust Units acquired indirectly through the purchase of SJPLLC. Under the terms of the Purchase Agreement (the "Purchase Agreement"), the Unadjusted Base Price for the acquisition of SJPLLC giving effect to all of the assets of SJPLLC was $90,176,164, as adjusted in accordance with the provisions of Section 2 of the Purchase Agreement, a copy of which is attached hereto and incorporated herein by reference. In addition to the Trust Units, assets of SJPLLC include working interests in the Northeast Blanco Unit of the San Juan Basin, New Mexico acquired from Burlington Resources Oil & Gas Company ("BROG"), various gas marketing, transportation and hedge agreements and oil and gas interests in South Texas.

Item 4.  Purpose of Transaction

     The unit holders of the Royalty Trust voted to terminate the Royalty Trust on December 28, 1998. The Trustee, in accordance with the Royalty Trust's governing documents has retained an investment advisor to assist in the sale of the Trust's assets through a bid process. SJPLLC, through its acquisition of assets and contract rights from BROG holds the right to match any offer for the Royalty Trust's remaining assets by offering 105% of such offer received by the Trustee. Dominion San Juan, Dominion Energy and Dominion Resources intend to cause SJPLLC to bid for the Royalty Trust's remaining assets.

Item 5.  Interests in Securities of Issuer.

     (a) As of the date hereof, SJPLLC, Dominion Resources, Dominion Energy and Dominion San Juan may be deemed to beneficially own 5,867,968 Trust Units which represent approximately 66.68% of the 8,800,000 units reported by the Issuer to be outstanding as of October 23, 1998 according to its Report on Form 10-Q for the fiscal quarter ended September 30, 1998. This includes 5,702,968 Trust Units owned directly by SJPLLC and 165,000 Trust Units for which SJPLLC holds a voting proxy.

     (b) SJPLLC has the power to vote and dispose of all Trust Units acquired. Dominion Resources, Dominion Energy and Dominion San Juan have shared power to vote and dispose of all Units.

     SJPLLC, Dominion Resources, Dominion Energy and Dominion San Juan have not, and to the best knowledge of SJPLLC, Dominion Resources, Dominion Energy and Dominion San Juan none of the persons listed in Appendices A through C hereto has effected any transactions in units during the past 60 days other than the indirect acquisition of the 5,867,968 Trust Units as described herein.

     (d) None.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to the Securities of the Issuer.

Pursuant to the Purchase Agreement, Dominion acquired all of the units of limited liability company membership interests of SJPLLC (the "LLC Units"). As a result of such acquisition of LLC Units, Dominion Resources, Dominion Energy and Dominion San Juan joined SJPLLC as beneficial owners of all of the 5,867,968 Trust Units beneficially owned by SJPLLC as well as the other properties owned by SJPLLC, including the rights of SJPLLC under and pursuant to the Purchase Agreement between SJPLLC and BROG dated October 21, 1998.

     All references to the Purchase Agreement contained in this Schedule 13D are qualified in their entirety by reference to the provisions of such agreement, which is filed as an Exhibit to this

Schedule 13D.

     The Unadjusted Base Price (as defined in the Purchase Agreement) for the LLC Units acquired by Dominion Energy, giving effect to all of the assets of SJPLLC including all of the BROG working interests and associated contract right and the Units and the South Texas Properties (as defined in the Purchase Agreement), was $90,176,164 in cash which amount is subject to certain post-closing adjustments as set forth in Section 2.2.2 of the Purchase Agreement. These post-closing adjustments are expected to be finalized on or prior to May 15, 1999.

     In addition to the Unadjusted Base Price, Dominion also agreed to pay certain additional contingent consideration (the "Contingent Consideration") to the Sellers under certain circumstances as set forth in Sections 2.2.3, 2.5 and
2.6.4 of the Purchase Agreement. Also, under Section 2.2.4 of the Purchase Agreement, Dominion Energy granted to each Seller the right to participate in any and all Infill Wells (as defined in the Purchase Agreement), drilled or completed in the Northeast Blanco Unit (as defined in the Purchase Agreement), with respect to an aggregate undivided forty seven and one-half percent (47.5%) of the interests owned by SJPLLC on the Closing Date, or acquired by SJPLLC pursuant to a successful purchase of the Remaining Royalty Interests as described below, less the Devon Interest (as defined in the Purchase Agreement), if exercised by Devon. Approximately eighty percent (80%) of the aggregate interest in Infill Wells which will be owned by SJPLLC if it successfully purchases the Remaining Royalty Interests will be derived from the BROG working interests previously acquired from BROG and approximately twenty percent (20%) of such aggregate interest will be derived from the Remaining Royalty Interests.

     As previously reported by SJPLLC and the Sellers, on December 31, 1998, pursuant to the Purchase Agreement dated October 21, 1998 by and between SJPLLC and BROG, SJPLLC acquired, among other things, BROG's rights (i) pursuant to
Section 9.03(c) of the Trust Agreement, to make a written cash offer to purchase the Remaining Royalty Interests owned by the Trust before the sixtieth day following the meeting of the Unitholders (which occurred on December 28, 1998) and at which the Unitholders voted to terminate the Trust, and (ii) pursuant to
Section 9.03(e) of the Trust Agreement, to purchase the Remaining Royalty Interests for a cash price equal to 105% of the highest acceptable offer received by the Trustee for such interests in the event the Trustee elects to defer action on any original offer submitted pursuant to clause (i) above.

     Under the Purchase Agreement, Dominion Energy has agreed that upon liquidation of the Trust, Dominion Energy shall cause SJPLLC, pursuant to SJPLLC's rights under Section 9.03(c) of the Trust Agreement, to bid for the purchase of the Remaining Royalty Interests in an amount not less than $61,600,000 and not more than $74,800,000. If the Trustee does not allow the Purchaser to apply toward the payment of SJPLLC's bid amount (if successful) that amount which is expected to be distributed to SJPLLC as a Unitholder of the Trust pursuant to the final liquidation distribution to be made to the Unitholders by the Trust (the "Special Distribution"), then the Sellers shall pay to Dominion Energy the interest, at a rate specified in the Purchase Agreement, that would have been earned by Dominion Energy on such amount from the date

Dominion pays the amount of the successful bid through the date SJPLLC receives its portion of the Special Distribution.

     If SJPLLC is the successful bidder as provided in the preceding paragraph, Dominion Energy shall pay to the Sellers an amount equal to 100% of the Remaining Royalty Holdback Amount (as defined in the Purchase Agreement) plus interest from the Closing Date to the date of payment of such amount. In the event the successful bid is less than $70,400,000, Dominion Energy shall pay an additional amount to Sellers equal to 50% of the amount by which $70,400,000 exceeds the amount of the successful bid, multiplied by 35.19354%.

     Under the Purchase Agreement, in the event (i) SJPLLC's bid for the Remaining Royalty Interests pursuant to Section 9.03(c) of the Trust Agreement as described above is not the successful bid for the Remaining Royalty Interests, (ii) Dominion Energy elects to cause SJPLLC to exercise its rights under Section 9.03(e) of the Trust Agreement to purchase the Remaining Royalty Interests for an amount equal to 105% of the successful bid amount by a third party, and (iii) such amount is equal to or less than $92,400,000, then Dominion Energy agrees to pay or cause SJPLLC to pay such amount to the Trustee in consideration for the Remaining Royalty Interests. In the event SJPLLC so purchases the Remaining Royalty Interests pursuant to its rights under Section 9.03(e) of the Trust Agreement, Dominion Energy shall pay to the Sellers an amount equal to the amount by which Remaining Royalty Holdback Amount exceeds the product of (a) the amount paid for the Remaining Royalty Interests less $74,800,000, multiplied by (b) 35.19354%, plus interest from the Closing Date to the date of payment of such amount.

     If the amount required to purchase the Remaining Royalty Interests pursuant to Section 9.03(e) of the Trust Agreement, as described in the immediately preceding paragraph is greater than $92,400,000, then Dominion Energy shall have the option to purchase the Remaining Royalty Interests at that price; however, if Dominion Energy exercises this option, then Dominion Energy shall not be required to pay to Sellers any portion of the Remaining Royalty Holdback Amount and Sellers shall not be required to contribute any additional funds to the purchase of the Remaining Royalty Interests in excess of the Remaining Royalty Holdback Amount. In the event Dominion Energy elects not to exercise the option described in the preceding sentence, Sellers and Dominion Energy shall attempt to agree upon a mutually acceptable resolution regarding the purchase of and payment for the Remaining Royalty Interests; provided however, if Sellers and Dominion Energy are unable to agree upon such a resolution, then Sellers shall have the option to pay the amount in excess of $92,400,000 required to purchase the Remaining Royalty Interests. In the event Sellers elect to exercise this option, Dominion Energy shall cause SJPLLC to purchase the Remaining Royalty Interests. If Sellers fail to exercise their option to pay such amount in excess of $92,400,000 or fail to timely deliver such amount to Dominion Energy, then Dominion Energy shall again have the option, but not the obligation, to pay such additional amount required in excess of $92,400,000.

     In the event Dominion Energy elects not to exercise its option described in the last sentence of the immediately preceding paragraph, Sellers' rights to the Contingent Consideration and Sellers' right to participate in Infill Wells, as described above, shall thereupon terminate, and

Sellers shall be obligated to repurchase from Dominion Energy the BROG working interests and the South Texas Properties for an amount equal to the Unadjusted Base Price, subject to certain adjustments in accordance with Section 2.6.4 of the Purchase Agreement.

     Additionally, Sellers agreed that neither they nor any related party would, except for the provisions concerning bid procedures and amounts by SJPLLC described above in this Item 6, in any manner acquire, agree to acquire or make any proposal to acquire the Remaining Royalty Interests or advise, encourage, provide assistance (including financial assistance) or information or hold discussions with any other person in connection with the sale of the Remaining Royalty Interests. The Purchase Agreement contains provisions (i) whereby Sellers, on the one hand, and Dominion Energy on the other, agree to indemnify each other with respect to breaches by any of them of the terms of the Purchase Agreement and (ii) limiting the liability of Sellers and Dominion Energy to each other. Pursuant to Section 5 of the Purchase Agreement, Sellers have retained certain ongoing obligations under the Purchase Agreement, including obligations to indemnify Dominion Energy and SJPLLC with respect to certain environmental, tax and other liabilities.

Except as provided herein, Dominion Resources, Dominion Energy, Dominion San Juan and SJPLLC have no present plans and proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 or
Item 6 of Schedule 13D promulgated under the Exchange Act.

Item 7.  Materials to be filed as Exhibits.

     Purchase Agreement, dated as of January 19, 1999, by and among Dominion Energy, Inc., a Virginia corporation, and EnCap Energy Capital Fund III, L.P., a Texas limited partnership, EnCap Energy Acquisition III-B, Inc., a Texas corporation, ECIC Corporation, a Texas corporation, BOCP Energy Partners, L.P., a Texas limited partnership, First Union Investors, Inc., a North Carolina corporation, Andover Group, Inc., a Texas corporation, Charles T. McCord III, O'Sullivan Oil & Gas Company, Inc., a Texas corporation, Christopher P. Scully, Scott W. Smith Funding, L.L.C., a Texas limited liability company, and John V. Whiting.

Signature

After reasonable inquiry to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

January 25, 1999                        SAN JUAN PARTNERS, LLP
----------------
Date                                            Dominion San Juan, Inc.
                                                As SJC member/Manager

                                        By:     /s/ G. E. Lake, Jr.
                                                ----------------------------
                                        Name:   G. E. Lake, Jr.
                                        Title:  Senior Vice President


January 25, 1999                        DOMINION SAN JUAN, INC.
----------------
Date                                    By:     /s/ G. E. Lake, Jr.
                                                ----------------------------
                                        Name:   G. E. Lake, Jr.
                                        Title:  Senior Vice President


January 25, 1999                        DOMINION ENERGY, INC.
----------------
Date                                    By:     /s/ G. E. Lake, Jr.
                                                ----------------------------
                                        Name:   G. E. Lake, Jr.
                                        Title:  Senior Vice President


January 25, 1999                        DOMINION RESOURCES, INC.
----------------
Date                                    By:     /s/ James F. Stutts
                                                ----------------------------
                                        Name:   James F. Stutts
                                        Title:  Vice President and General
                                                  Counsel

Appendix A

Executive Officers of San Juan Partners, LLP

Name and Title; Principal Occupation or Employment

The sole member/manager at San Juan Partners, L.L.C. is Dominion San Juan, Inc. The director and executive officers of Dominion San Juan are described in Appendix B.

The business address of Dominion San Juan, Inc. is 901 East Byrd Street, Richmond, Virginia 23219.

---------------------------

Appendix B

Directors and Executive Officers of Dominion San Juan, Inc.

Thomas N. Chewning, Chairman of the Board, President and Chief Executive Officer

Mark T. Cox, IV, Senior Vice President

Godfrey E. Lake, Jr., Senior Vice President

Jeffrey A. Chadwick, Vice President

Fred G. Wood, III, Vice President, Treasurer and Chief Financial Officer

Steven A. Rogers, Controller

Patricia A. Wilkerson, Corporate Secretary

The business address of each of the executive officers listed above is 901 East Byrd Street, Richmond, Virginia 23219, except that the business address for Patricia A. Wilkerson is 120 Tredegar Street, Richmond, Virginia 23219.

---------------------------

Appendix C

Directors and Executive Officers of Dominion Energy, Inc.

Name and Title; Principal Occupation or Employment

Thomas E. Capps, Chairman of the Board

Thomas N. Chewning, President, Chief Executive Officer and Director

Mark T. Cox, IV, Senior Vice President - International Business Development

E. Wayne Harrell, Senior Vice President

Godfrey E. Lake, Jr., Senior Vice President

James W. Braswell, Vice President

Jeffrey A. Chadwick, Vice President

Malcolm G. Deacon, Jr., Vice President

G. Marcus Weaver, Vice President - Marketing and Midstream Business

Fred G. Wood, III, Vice President, Treasurer and Chief Financial Officer

Steven A. Rogers, Corporate Controller

Patricia A. Wilkerson, Corporate Secretary

David L. Heavenridge, Director

The business address of each of the officers and the director listed above is 901 East Byrd Street, Richmond, Virginia 23219, except that the business address for Thomas E. Capps and Patricia A. Wilkerson is 120 Tredegar Street, Richmond, Virginia 23219.

Richard L. Leatherwood, Director, 3805 Greenway, Baltimore, Maryland 21218

Kenneth A. Randall, Director, 6 Whittaker's Mill, Williamsburg, Virginia 23185

Robert H. Spilman, Director Spilman Properties, P. O. Box 880, Bassett, Virginia 24055

Judith B. Warrick, Director, Morgan Stanley & Co., Inc., 1585 Broadway, 11/th/ Floor, New York, NY 10036

---------------------------

Appendix D

Directors and Executive Officers of Dominion Resources, Inc.

Name and Title; Principal Occupation or Employment

Thomas E. Capps, Chairman of the Board, President and Chief Executive Officer of Dominion Resources, Inc.

Norman B.M. Askew, Executive Vice President

Thomas N. Chewning, Executive Vice President

David L. Heavenridge, Executive Vice President

Edgar M. Roach, Jr., Executive Vice President and Chief Financial Officer

Thomas F. Farrell, II, Senior Vice President

William S. Mistr, Vice President

James L. Trueheart, Vice President and Controller

James F. Stutts, Vice President and General Counsel

Scott G. Hetzer, Vice President and Treasurer

Patricia A. Wilkerson, Corporate Secretary

Karen E. Hunter, Assistant Vice President

William C. Hall, Assistant Vice President

The business address of each of the officers listed above is 120 Tredegar Street, Richmond, Virginia 23219, except that the business address for Thomas N. Chewning and David L. Heavenridge is 901 East Byrd Street, Richmond, Virginia 23219.

John B. Adams, Jr., Director; President and Chief Executive Officer, The Bowman Companies, One Bowman Drive, Fredericksburg, Virginia 22408

John B. Bernhardt, Director; 8020 Quail Hollow, Suffolk Virginia 23433

Dr. Benjamin J. Lambert, III, Director; Virginia State Senator and Optometrist, 904 North First Street, Richmond, Virginia 23219

Richard L. Leatherwood, Director; 3805 Greenway, Baltimore, Maryland 21218

Harvey L. Lindsay, Jr., Director; Chairman and Chief Executive Officer, Harvey Lindsay Commercial Real Estate, Dominion Tower, Suite 1400, 999 Waterside Drive, Norfolk, Virginia 23510

Kenneth A. Randall, Director; 6 Whittaker's Mill, Williamsburg, Virginia 23185

William T. Roos, Director; 2820 Build America Drive, Hampton, Virginia 23666

Frank S. Royal, M.D., Director; East End Medical Building, 1122 North 25th Street, Suite A, Richmond, Virginia 23223

Dr. S. Dallas Simmons, Director; President, Virginia Union University, 1500 North Lombardy Street, Richmond, Virginia 23220

Robert H. Spilman, Director; President, Spilman Properties, P. O. Box 880, Bassett, Virginia 24055

Judith B. Warrick, Director; Senior Advisor, Morgan Stanley & Co., Inc., 1585 Broadway, 11th Floor, New York, NY 10036